UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
CORRIENTE RESOURCES INC.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.
a jointly owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
and
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
22027E409
(CUSIP Number of Class of Securities (if applicable))

Guobin HU
CRCC-Tongguan Investment (Canada) Co., Ltd.
700 West Georgia Street, 25th Floor
Vancouver, BC Canada
V7Y 1B3
Telephone: +1-604-684-9151
and
Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 105 2688103
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
Copies to:
Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
Fax: (212) 308-0132
February 1, 2010
(Date tender offer first published, sent or given to securityholders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$197,944,302	$14,114

*	For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows: the product of (x) 24,519,846, the number of subject company common shares estimated to be held by shareholders in the United States as of February 2, 2010, (y) CAD$8.60, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9387, the inverse of the Bank of Canada’s noon buying rate for Canadian dollars on February 1, 2010.
☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid: $14,114	Registration No.: 005-82963

Filing Party: CRCC-Tongguan Investment (Canada) Co., Ltd.

Form: SC14D-1F	Date Filed: February 2, 2010

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
1.     Offer to Purchase and Offer Circular, dated February 1, 2010, including Letter of Transmittal and Notice of Guaranteed Delivery. 1
2.     Notice of Extension, dated March 25, 2010. 2
3.     Notice of Extension, dated April 26, 2010. 3
Item 2. Informational Legends
     See “Notice to Shareholders in the United States” on the inside front cover page of each of the Offer to Purchase and Offer Circular, dated February 1, 2010, the Notice of Extension, dated March 25, 2010, and the Notice of Extension, dated April 26, 2010.

[1]	Previously filed with the filing persons’ Schedule 14D-1F filed with the U.S. Securities and Exchange Commission (the “SEC’’) on February 2, 2010.

[2]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 1) filed with the SEC on March 25, 2010.

[3]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 2) filed with the SEC on April 27, 2010.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following exhibits have been filed as part of this Schedule.

EXHIBIT
NUMBER	DESCRIPTION

1.1	Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc. [1]

1.2	Form of Lock-Up Agreement. [1]

1.3	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. [2]

1.4	Notice of CRCC-Tongguan Investment Co., Ltd., dated February 1, 2010. [2]

1.5	Press Release, dated March 24, 2010. [3]

1.6	Press Release, dated April 26, 2010. [4]

1.7	Early Warning Report, dated June 1, 2010, filed by CRCC-Tongguan Investment Co., Ltd.

1.8	Press Release, dated May 31, 2010.

1.9	Press Release, dated June 1, 2010.

[1]	Incorporated by reference to the Schedule 13D filed by Tongling Nonferrous Metals Group Holdings Co., Ltd, China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. on January 7, 2010.

[2]	Previously filed with the filing persons’ Schedule 14D-1F filed with the SEC on February 2, 2010.

[3]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 1) filed with the SEC on March 25, 2010.

[4]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 2) filed with the SEC on April 27, 2010.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings

a.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

a.	A written irrevocable consent and power of attorney on Form F-X was filed by each of CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited on February 2, 2010.

b.	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, CRCC-Tongguan Investment (Canada) Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment (Canada) Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 1, 2010	CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, CRCC-Tongguan Investment Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 1, 2010	CRCC-TONGGUAN INVESTMENT CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, China Railway Construction Corporation Limited consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon China Railway Construction Corporation Limited’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 1, 2010	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
	By:	/s/ Zhiliang ZHOU
		Name:	Zhiliang ZHOU
		Title:	Authorized Representative

     By signing this Schedule, Tongling Nonferrous Metals Group Holdings Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Tongling Nonferrous Metals Group Holdings Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 1, 2010	TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
	By:	/s/ Dongqing LI
		Name:	Dongqing LI
		Title:	Authorized Representative